VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

OCB Mail
Mail Processing
Section

APR 21 2008

Washington, DC
106

[redacted]

08002077

10 April 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

SUPPL

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

Simon Hulls
Corporate Services Officer

Tel: +61 3 9667 6520
Fax: +61 3 9660 1764
Email: Simon_Hulls@vrl.com.au

PROCESSED
APR 25 2008
THOMSON REUTERS

Encls

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

5 March 2008

VILLAGE ROADSHOW ACQUIRES WATER PARK IN HAWAII

Opportunity to apply successful Gold Coast formula to grow business

Taps into large local, US and international tourist base

Village Roadshow Limited (VRL) today announced that it has concluded an agreement to acquire Hawaiian Waters Adventure Park, the premier water park on the main island of Hawaii.

VRL will pay US$27 million to acquire the assets of the business which will be funded out of VRL's existing cash reserves and undrawn credit facilities. Subject to satisfactory completion of consents, approvals and regulatory requirements it is anticipated that the transaction will close in early May.

Announcing the acquisition, VRL Managing Director, Graham Burke said: "The acquisition of Hawaiian Waters Adventure Park is in line with our strategic focus on theme parks."

"The existing park will provide the fundamental infrastructure around which to create a world class, family oriented water park experience in a spectacular 30 acre (12 hectare) tropical setting, to which we can apply our highly successful Gold Coast formula that has created one of the world's most successful water parks."

"We like the water park space because it is for families what a day at the beach was when we were kids, but there is more to do and there aren't nasty stingers or sharks. It is also the perfect meeting place for teens and young adults."

"In that context, Hawaii is a terrific market with a wonderful all year round climate attracting a large tourist base, including the significant US mainland interstate travel market, as well as drawing on a significant local population."

"Importantly, the business is well positioned in the growth corridor of Kapolei with major growth and development planned in the area."

The acquisition will be EPS accretive in its first year.

VRL is Australia's largest theme park owner operator with the best and most recognisable brands on Queensland's Gold Coast. For the year ended 30 June 2007 VRL theme parks entertained more than 4.2 million guests at its iconic Gold Coast theme parks.

When VRL acquired its Gold Coast water park in 1989, attendance levels were approximately 137,000. With innovation and marketing, Wet 'n' Wild Water World achieved more than one million attendances in 2007, making it one of the highest in the world.

Tony Boyd
Cosway Australia
Mobile: 0408 723 763

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

SEC Mail Processing Section
APR 2 2008
Washington, DC
106

5 March 2008

VILLAGE ROADSHOW LIMITED COMMENCES COMPULSORY ACQUISITION OF SHARES IN SYDNEY ATTRACTIONS GROUP LIMITED

Since the announcement made by Village Roadshow Limited (**VRL**) on 14 February 2008, VRL have processed more acceptances for their bid for Sydney Attractions Group Limited (**SAQ**) which closed on 29 February 2008. VRL's interest in SAQ is now 98.5%.

VRL attaches a copy of a letter and Australian Securities and Investments Commission (**ASIC**) form 6021 which will be sent to remaining SAQ shareholders tomorrow regarding compulsory acquisition of their SAQ shares in accordance with Division 1 of Part 6A.1 of the *Corporations Act 2001* (Cth) (**Corporations Act**).

The ASIC form 6021 is attached in accordance with subsection 661B(1)(d) of the Corporations Act and was lodged with ASIC today.

As a technical requirement of subsection 662B(1)(d) of the Corporations Act, VRL also attaches a copy of an ASIC form 6022 which provides information about the right of remaining SAQ shareholders to have their SAQ shares bought out by VRL and which has been lodged with ASIC today. However, the ASIC form 6022 will not apply to the acquisition of SAQ shares and will not be sent to SAQ shareholders since VRL is proceeding to compulsory acquisition of SAQ shares under Division 1 of Part 6A.1 of the Corporations Act and is currently in the process of sending the ASIC form 6021 to SAQ shareholders.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

6 March 2008

Dear Sydney Attractions Group Limited shareholder

Off-market takeover bid by Village Roadshow Limited ('VRL') to acquire all ordinary shares ('Shares') in Sydney Attractions Group Limited ('SAQ')

We refer to our bid for all of your Shares in SAQ at $6.35 cash per Share (**Offer**). The takeover bid closed at 5.00pm Melbourne time on 29 February 2008 and we now hold 98.5% of SAQ.

Our records indicate that you have not accepted the Offer. If this is not correct and you have accepted the Offer, please contact Computershare Investor Services Pty Ltd on 1300 850 505 as soon as possible.

We will now compulsorily acquire all of your Shares in accordance with Division 1 of Part 6A.1 of the *Corporations Act 2001* (Cth) (**Corporations Act**).

Enclosed with this letter is a notice of compulsory acquisition (**Notice**). The Notice was lodged with the Australian Securities and Investments Commission (**ASIC**) and given to the Australian Securities Exchange on 5 March 2008. Please read the Notice carefully.

If you do not make an application to the Court as set out in the Notice, we will, within approximately 6 weeks, compulsorily acquire all your Shares in accordance with the Corporations Act. The payment for your Shares, at $6.35 per Share, will be sent to SAQ and SAQ will then send you a letter asking how you wish your payment to be dealt with.

If you have any queries please contact your stockbroker or other adviser.

Yours sincerely

P.S. Leggo
Group Company Secretary

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

6021 page 1/1 15 July 2001

ASIC registered agent number	3772
lodging party or agent name	Minter Ellison
office, level, building name or PO Box no	Rialto Towers
street number & name	525 Collins Street
suburb/city	Melbourne state/territory VIC postcode 3000
telephone	(03) 8608 2000
facsimile	(03) 8608 1000
DX number	suburb/city
Ref	BFO 30-5125105

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC ☐

Australian Securities & Investments Commission

form **6021**

Notice of

compulsory acquisition following takeover bid

Corporations Act 2001
661B(1)(a)

To SAMPLE SHAREHOLDER
SAMPLE STREET
SAMPLETOWN STATE POSTCODE (1)

Securities of Sydney Attractions Group Limited ACN 008 632 764 (2) ("the Company")

1. Under an *Off Market Bid offers were made by Village Roadshow Limited ABN 43 010 672 054 (3) in respect of the acquisition of ordinary shares (4) in the Company. The offer closed on 29 February 2008. (5).

2. You are, or are entitled to be, registered as the holder of securities in respect of which an offer was made, but have not accepted the takeover offer.

3. The bidder hereby gives you notice under subsection 661B(1) of the Corporations Act 2001 ("the Act") that the bidder has become entitled pursuant to subsection 661A(1) of the Act to compulsorily acquire your securities and desires to acquire those securities.

4. Under section 661D of the Act, you have the right, by notice in writing given to the bidder within one month after this notice is lodged with ASIC, to ask the bidder for a written statement of the names and addresses of everyone else the bidder has given this notice to.

5. Under section 661E of the Act, you have the right, within one month after being given this notice or within 14 days after being given a statement requested under section 661D of the Act (as referred to in paragraph 4 of this notice), whichever is the later, to apply to the Court for an order that the securities not be compulsorily acquired.

6. The bidder is entitled and bound to acquire the securities on the terms that applied under the takeover bid immediately before the end of the offer period.

7. Unless on application made by you under section 661E within one month after being given this notice (as referred to in paragraph 5 of the notice) or within 14 days after being given a statement under section 661D of the Act (as referred to in paragraph 4 of this notice), whichever is the later, the Court otherwise orders, the bidder must comply with paragraph 6 of this notice.

Signature

print name P. S. Leggo capacity Secretary

sign here [signature] date 05/03/2008

DIRECTIONS

* Delete whichever does not apply
(1) Name and address of holder
(2) Name of target company or body.
(3) Name of bidder.
(4) Insert description of class of securities to which the bid related.
(5) Insert date offers closed or are scheduled to close.
(6) Insert paragraph 5 only where alternative terms are included in the offer.
(7) Insert details of alternative terms.
(8) Set out the terms that will apply.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

6022 page 1/1 15 July 2001

ASIC registered agent number	3772
lodging party or agent name	Minter Ellison
office, level, building name or PO Box no	Rialto Towers
street number & name	525 Collins Street
suburb/city	Melbourne state/territory VIC postcode 3000
telephone	(03) 8608 2000
facsimile	(03) 8608 1000
DX number	suburb/city
Ref	BFO 30-5125105

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC ☐

Australian Securities & Investments Commission

form **6022**

Corporations Act 2001
662B(1)(a)

Notice of

right of buy out to remaining holder of securities following a takeover bid

To (1)

Securities of Sydney Attractions Group Limited ACN 008 632 764 (2) ("the Company").

1. Under an Off Market Bid offers were made by Village Roadshow Limited ABN 43 010 672 054 (3) in respect of the acquisition of ordinary shares (4) in the Company.

2. You are, or are entitled to be, registered as the holder of securities in respect of which an offer was made, but have not accepted the takeover offer.

3. The bidder hereby gives you notice under subsection 662B(1) of the Corporations Act 2001 that the bidder and their associates have relevant interests in at least 90% (by number) of the securities in the bid class.

4. You (or anyone who acquires the securities after the day on which this notice is given) as the holder of remaining securities in the bid class, have the right under section 662C within one month after this notice is given to give the bidder a written notice requiring the bidder to acquire your securities in the bid class.

5. Unless otherwise agreed, the terms on which the securities will be acquired by the bidder will be the same as the terms which applied to the acquisition of securities under the bid immediately before the end of the offer period.

Signature

print name P. S. Leggo capacity Secretary

sign here [signature] date 05/03/2008

DIRECTIONS

* Delete whichever does not apply.
(1) Name and address of the remaining holder.
(2) Name of target company.
(3) Name of the bidder.
(4) Insert description of class of securities to which the bid related.
(5) Insert paragraph 6 only where alternative terms are included in the offer.
(6) Insert details of alternative terms.
(7) Set out the terms that will apply.

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

5 March 2008

Village Roadshow Limited ("VRL") today announced that it had completed a review of Sydney Attractions Group Limited ("SAQ") in accordance with the Bidder's Statement. As previously announced, VRL owns 98.5% of SAQ and will compulsorily acquire the balance of SAQ shares. SAQ will be de-listed when this has been completed.

As a consequence of VRL's imminent 100 % ownership, SAQ will no longer require outside directors or some of the functions that go along with being a listed company, such as separate company secretarial and listing expenses. From a divisional operational point of view VRL does not anticipate any material changes and advises that the current SAQ Chief Executive Officer, Kevin Bush, will remain in his role along with other senior appointments (other than the Company Secretary and Chief Financial Officer, Regan Cheriton, who resigned last week and will not be replaced).

VRL will also seek synergies in areas of purchasing, marketing and animal management.

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

5 March 2008

VRL CEASES DISCUSSIONS WITH MPY

Village Roadshow Limited ("VRL") refers to its previous ASX announcement of 13 February 2008.

VRL confirms that it made an offer to MFS Living and Leisure Group ("MPY") to acquire certain assets. This offer was not accepted by MPY. As a result, VRL has now ceased discussions with MPY.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141, PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Rule 3.8A

Appendix 3C

Announcement of buy-back (except minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	Employee Share Scheme Within 10/12 Limit
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	A Class Preference Shares
3	Voting rights *(eg, one for one)*	Non Voting
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully Paid
5	Number of shares in the +class on issue	98,050,451 A Class Preference Shares
6	Whether shareholder approval is required for buy-back	No
7	Reason for buy-back	To enable cancellation of shares following the departure of executives from the company (in accordance with the executive share scheme rules)

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	N/A

On-market buy-back

9	Name of broker who will act on the company's behalf	N/A
10	Deleted 30/9/2001.	N/A
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	N/A
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	N/A
13	If the company intends to buy back shares if conditions are met - those conditions	N/A

Employee share scheme buy-back

14	Number of shares proposed to be bought back	25,000 A Class Preference Shares
15	Price to be offered for shares	$3.14 per A Class Preference Share

+ See chapter 19 for defined terms.

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	N/A
20	Total number of shares proposed to be bought back if all offers are accepted	N/A
21	Price to be offered for shares	N/A
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 6 March 2008
Company Secretary

Print name: P S Leggo
== == == == ==

+ See chapter 19 for defined terms.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Australian Securities & Investments Commission

Form 281
Corporations Act 2001
257F(2)(b)

Notice of intention to carry out a share buy-back

Related forms:
280 Notification of share buy-back details

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
VILLAGE ROADSHOW LIMITED

ACN/ABN
010 672 054

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation

Contact name/position description
MS R COSENTINO

ASIC registered agent number (if applicable)

Telephone number
03 9667 6534

Postal address
PO BOX 2275
GPO PRAHRAN VIC 3181

1 Type of share buy-back

For guidance on when a Form 281 needs to be lodged, see the BUY-BACK PROCEDURE table on page 2.

Tick the box for the type of share buy-back and provide the dates as requested.

The 10/12 limit is 10% of the smallest number, at any time during the last 12 months, of votes attaching to voting shares of the company.

[x] **Employee share scheme buy-back** (within 10/12 limit)
Proposed date for buy-back agreement to be entered into: 20/03/08 [DD/MM/YY]

[ ] **Employee share scheme buy-back** (over 10/12 limit)
Proposed date for buy-back agreement to be entered into: __/__/__ [DD/MM/YY] **AND** Proposed date for passing the resolution to approve the buy-back: __/__/__ [DD/MM/YY]

[ ] **On-market buy-back** (within 10/12 limit)
Period of buy-back From __/__/__ [DD/MM/YY] to __/__/__ [DD/MM/YY]

[ ] **On-market buy-back** (over 10/12 limit)
Period of buy-back From __/__/__ [DD/MM/YY] to __/__/__ [DD/MM/YY] **AND** Proposed date for passing the resolution to approve the buy-back: __/__/__ [DD/MM/YY]

[ ] **Equal access scheme buy-back** (within 10/12 limit)
Proposed date for buy-back agreement to be entered into: __/__/__ [DD/MM/YY]

1 Continued... Type of share buy-back

☐ **Equal access scheme buy-back** (over 10/12 limit)
Proposed date for buy-back agreement to be entered into __/__/__ [D D] [M M] [Y Y]
AND Proposed date for passing the resolution to approve the buy-back __/__/__ [D D] [M M] [Y Y]

☐ **Selective buy-back**
Proposed date for buy-back agreement to be entered into __/__/__ [D D] [M M] [Y Y]
AND Proposed date for passing the resolution to approve the buy-back __/__/__ [D D] [M M] [Y Y]

Signature

This form must be signed by a director or secretary.

Name
SHAUN L DRISCOLL

Capacity
☐ Director
☒ Secretary

Signature

Date signed
06/03/08
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

BUY-BACK PROCEDURE

The following table specifies the steps required for, and the sections (and forms) that apply to, the different types of buy-back.

Procedures (and sections applied)	Minimum holding	Employee share scheme buy-back		On-market buy-back		Equal access scheme buy-back		Selective buy-back
		within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	
Ordinary resolutions (s257C)			YES		YES		YES	
Special/unanimous resolutions (s257D)								YES
Lodge offer documents with ASIC (s257E)						YES	YES	YES
14 days notice (s257F)		YES	YES	YES	YES	YES	YES	YES
Disclose relevant information when offer made (s257G)						YES	YES	YES
Cancel shares (S257H)	YES	YES	YES	YES	YES	YES	YES	YES
Notify cancellation to ASIC on Form 484 (s254Y)	YES	YES	YES	YES	YES	YES	YES	YES
Lodge Form 280 with ASIC	NO	NO	YES	NO	YES	YES	YES	YES
Lodge Form 281 with ASIC	NO	YES	See Note 1	YES	See Note 1	See Note 1 & 2	See Note 1 & 2	See Note 1 & 2

NOTE 1 The company should lodge a Form 281 if it intends to give short (less than 14 days) notice of a meeting to approve the buy-back and lodge the notice of meeting (with a Form 280) less than 14 days before the relevant date.

NOTE 2 The company should lodge a Form 281 if it lodges the documents referred to in s257E less than 14 days before the relevant date.

Relevant dates and lodgement periods
- If the buy-back agreement is conditional on the passing of a resolution — the relevant date is date the resolution is passed.
- If the buy-back is not conditional on the passing of a resolution — the relevant date is the date the agreement is entered into (s257F).
- If a resolution is to be passed by way of a circular to all members that complies with s249A, an estimated last date for signing the circular should be used.

The Form 281 must be lodged at least 14 days before the relevant date.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN ROSS KIRBY
Date of last notice	26 OCTOBER 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	6 MARCH 2008 - 10 MARCH 2008
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: JOHN ROSS KIRBY
Name of Company: VILLAGE ROAD. OW LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
J R Kirby	858,797				Registered holder
	3,000		06-Mar-08	$2.67	On-market purchase
	3,000		07-Mar-08	$2.66	On-market purchase
	4,795		10-Mar-08	$2.50	On-market purchase
	2,899		10-Mar-08	$2.55	On-market purchase
	1,306		10-Mar-08	$2.56	On-market purchase
		873,797			
Total Direct Interest		873,797			

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	79,537,500	79,537,500			Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding
Total Indirect Interest		79,537,500			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: JOHN ROSS KIRBY
Name of Company: VILLAGE ROAD .OW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: JOHN ROSS KIRBY
Name of Company: AUSTEREO GR P LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	181,093,856	181,093,856			The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
Total Indirect Interest		**181,093,856**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: JOHN ROSS KIRBY
Name of Company: VILLAGE ROAD. .OW CORPORATION PTY LTD
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,561	4,497,561			Director and shareholder of Positive Investments Pty Ltd
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		6,878,956			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL	0	0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: JOHN ROSS KIRBY
Name of Company: VILLAGE ROAD、 OW CORPORATION PTY LTD
Name and Type of Security: PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBERT GEORGE KIRBY
Date of last notice	26 OCTOBER 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	6 MARCH 2008 - 10 MARCH 2008
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROAD、 ɔW LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
R G Kirby	667,666				Registered holder
	3,000		06-Mar-08	$2.67	On-market purchase
	3,000		07-Mar-08	$2.66	On-market purchase
	4,795		10-Mar-08	$2.50	On-market purchase
	2,897		10-Mar-08	$2.55	On-market purchase
	1,308		10-Mar-08	$2.56	On-market purchase
		682,666			
Total Direct Interest		**682,666**			

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	79,537,500	79,537,500			Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding
Total Indirect Interest		**79,537,500**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROADSH / LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: ROBERT GEORGE KIRBY
Name of Company: AUSTEREO GROU. .IMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	181,093,856	181,093,856			The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
Total Indirect Interest		**181,093,856**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **VILLAGE ROADSH / CORPORATION PTY LTD**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,561	4,497,561			Director and shareholder of Positive Investments Pty Ltd
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		**6,878,956**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROADSHOV ORPORATION PTY LTD
Name and Type of Security: PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**VILLAGE ROADSHOW LIMITED**
ABN	**43 010 672 054**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM WILLIAM BURKE
Date of last notice	3 DECEMBER 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	6 MARCH 2008 – 10 MARCH 2008
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROAD OW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
G W Burke	729,068				Registered holder
	3,000		06-Mar-08	$2.67	On-market purchase
	2,989		07-Mar-08	$2.66	On-market purchase
	11		07-Mar-08	$2.63	On-market purchase
	4,797		10-Mar-08	$2.50	On-market purchase
	2,897		10-Mar-08	$2.55	On-market purchase
	1,306		10-Mar-08	$2.56	On-market purchase
		744,068			
Total Direct Interest		**744,068**			

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	79,537,500				Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village *Roadshow Corporation Pty Ltd's shareholding*
Total Indirect Interest		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROAD. OW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **AUSTEREO GR( ) LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	181,093,856	181,093,856			The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
Total Indirect Interest		**181,093,856**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROAD OW CORPORATION PTY LTD**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,561	4,497,561			Director and shareholder of Positive Investments Pty Ltd
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		6,878,956			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROAD OW CORPORATION PTY LTD**
Name and Type of Security: **PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		**41,972**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

19 March, 2008

Village Roadshow buys Auckland icon aquarium

Further strategic expansion of theme park and attractions business

Village Roadshow Limited ("VRL") has today entered an agreement to acquire *Kelly Tarlton's Antarctic Encounter & Underwater World* ("Kelly Tarlton's") in Auckland for A$11.3 million (NZ$13 million). Kelly Tarlton's is regarded as an Auckland icon being one of New Zealand's most visited attractions, with approximately 400,000 visitations annually.

VRL Managing Director, Graham Burke said: "This is a wonderful opportunity to develop our strategic focus on attractions and theme parks, following on from our recent acquisition of Sydney Attractions Group and the Hawaiian Waters Adventure Park on Oahu.

"Kelly Tarlton's is an excellent fit with our Sydney Aquarium, Sydney Wildlife World and Sea World assets, bringing with it exciting marketing and operational synergies between them.

"Importantly, in common with Kelly Tarlton's, our businesses combine entertainment and education with a strong commitment to research, conservation and our environmental heritage.

"Kelly Tarlton's is also home to the world's finest examples of King and Gentoo penguins for which it has created special environments to replicate their natural lifecycle. We are fortunate that the aquarium also has sufficient breeding stock and a very successful breeding programme which will enable VRL to introduce them to our Australian marine attractions.

"We have been impressed by the quality of the staff working in the business and staff and management will be offered positions under the new VRL ownership.

"Looking to the future, we will now be looking at various options to both upgrade the facilities at Kelly Tarlton's and explore with the local government authorities the potential to further improve the facility with a view to growing it's status as one of New Zealand's premier domestic and international tourist destinations," Mr Burke said.

The acquisition is subject to approval by New Zealand's Overseas Investment Office and certain commercial conditions. Completion is expected by the first quarter of FY 2009. The vendor is Tourism Holdings Limited, a New Zealand based tourism company. VRL will fund the acquisition from a combination of cash and existing debt facilities and it is expected to be earnings per share accretive in FY 2009.

Media enquiries

Tony Boyd, Cosway Australia
Mobile: 0408 723 763

About *Kelly Tarlton's Antarctic Encounter & Underwater World*

Launched 20 years ago by the late Kelly Tarlton, the attraction has hosted more than 10 million visitors and is a lynchpin of Auckland's attractions and entertainment market.

The design of the 110 metre long underwater viewing facility and the aquarium's shark tank influenced the design of many of the world's aquarium facilities.

The attraction is only a 10 minute drive from downtown Auckland and covers an area of approximately 1400 square metres of waterfront land held on a lease from Auckland City Council.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	Employee Share Scheme Within 10/12 Limit
2	Date Appendix 3C was given to ASX	06 March 2008

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received		25,000 A Class Preference shares
4	Total consideration paid or payable for the shares		$78,500.00

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: date: lowest price paid: date:	highest price paid: lowest price paid: highest price allowed under rule 7.33:

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Nil

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 20 March 2008
Company Secretary

Print name: Shaun L Driscoll

Rule 3.8A

Appendix 3F

Final share buy-back notice
(*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	Employee Share Scheme Within 10/12 Limit

Details of all shares bought back

2	Number of shares bought back	25,000 A Class Preference Shares.
3	Total consideration paid or payable for the shares	$78,500.00
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: date: lowest price: date:

+ See chapter 19 for defined terms.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 20 March 2008
Company Secretary

Print name: Shaun L Driscoll

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**VILLAGE ROADSHOW LIMITED**
ABN	**43 010 672 054**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN ROSS KIRBY
Date of last notice	12 MARCH 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	17 MARCH 2008 – 19 MARCH 2008
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROAI IOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
J R Kirby	873,797				Registered holder
	1,000		17-Mar-08	$2.49	On-market purchase
	667		17-Mar-08	$2.43	On-market purchase
	4,333		17-Mar-08	$2.45	On-market purchase
	4,061		18-Mar-08	$2.39	On-market purchase
	266		18-Mar-08	$2.40	On-market purchase
	673		18-Mar-08	$2.46	On-market purchase
	2,000		19-Mar-08	$2.41	On-market purchase
		886,797			
Total Direct Interest		**886,797**			
INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	79,537,500	79,537,500			Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding
Total Indirect Interest		**79,537,500**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: JOHN ROSS KIRBY
Name of Company: VILLAGE ROAI IOW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: JOHN ROSS KIRBY
Name of Company: AUSTEREO GR[illegible]UP LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	181,093,856	181,093,856			The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
Total Indirect Interest		**181,093,856**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: JOHN ROSS KIRBY
Name of Company: VILLAGE ROAI IOW CORPORATION PTY LTD
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,561	4,497,561			Director and shareholder of Positive Investments Pty Ltd
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		6,878,956			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL	0	0			

Name of Director: JOHN ROSS KIRBY
Name of Company: VILLAGE ROAI IOW CORPORATION PTY LTD
Name and Type of Security: PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**VILLAGE ROADSHOW LIMITED**
ABN	**43 010 672 054**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBERT GEORGE KIRBY
Date of last notice	12 MARCH 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	17 MARCH 2008 - 19 MARCH 2008
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROAD OW LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
R G Kirby	682,666				Registered holder
	1,000		17-Mar-08	$2.49	On-market purchase
	667		17-Mar-08	$2.43	On-market purchase
	4,333		17-Mar-08	$2.45	On-market purchase
	4,060		18-Mar-08	$2.39	On-market purchase
	267		18-Mar-08	$2.40	On-market purchase
	673		18-Mar-08	$2.46	On-market purchase
	2,000		19-Mar-08	$2.41	On-market purchase
		695,666			
Total Direct Interest		695,666			
INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	79,537,500	79,537,500			Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding
Total Indirect Interest		79,537,500			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROADSH ' LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: ROBERT GEORGE KIRBY
Name of Company: AUSTEREO GROL .IMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	181,093,856	181,093,856			The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
Total Indirect Interest		181,093,856			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROADS[illegible]N CORPORATION PTY LTD
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,561	4,497,561			Director and shareholder of Positive Investments Pty Ltd
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		6,878,956			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROADSHC CORPORATION PTY LTD
Name and Type of Security: PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change In Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change In Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**VILLAGE ROADSHOW LIMITED**
ABN	**43 010 672 054**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM WILLIAM BURKE
Date of last notice	12 MARCH 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	17 MARCH 2008 – 19 MARCH 2008
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROAD OW LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
G W Burke	744,068				Registered holder
	1,000		17-Mar-08	$2.49	On-market purchase
	666		17-Mar-08	$2.43	On-market purchase
	4,334		17-Mar-08	$2.45	On-market purchase
	4,060		18-Mar-08	$2.39	On-market purchase
	267		18-Mar-08	$2.40	On-market purchase
	673		18-Mar-08	$2.46	On-market purchase
	2,000		19-Mar-08	$2.41	On-market purchase
		757,068			
Total Direct Interest		**757,068**			
INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	79,537,500				Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding
Total Indirect Interest		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROAL .OW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: AUSTEREO GR P LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	181,093,856	181,093,856			The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
Total Indirect Interest		**181,093,856**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: GRAHAM WILL'AM BURKE
Name of Company: VILLAGE ROA. HOW CORPORATION PTY LTD
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,561	4,497,561			Director and shareholder of Positive Investments Pty Ltd
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		6,878,956			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROA HOW CORPORATION PTY LTD
Name and Type of Security: PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Australian Securities & Investments Commission

SEC Mail Processing Section
APR 21 2008
Washington, DC
106

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders and proprietary company members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members for proprietary companies

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name: VILLAGE ROADSHOW LIMITED

ACN/ABN: 010 672 054

Corporate key: 29326931

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation:

Contact name/position description: MS R COSENTINO

ASIC registered agent number (if applicable):

Telephone number: 03 9667 6534

Postal address or DX address:
PO BOX 2275
GPO PRAHRAN VIC 3181

Total number of pages including this cover sheet:

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: SHAUN L DRISCOLL

Capacity
- [ ] Director
- [x] Company secretary

Signature

Date signed: 20/03/08 [D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 1300 300 630
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	Not required
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	Not required
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	Not required
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
APRF	25,000	$78,500

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

20/03/08
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☐ No

C4 Changes to the register of members for proprietary companies

Use this section to notify changes to the register of members for your proprietary company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

C4 Continued... Further changes to the register of members for proprietary companies

Use this section to notify changes to the register of members for your proprietary company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN ROSS KIRBY
Date of last notice	20 MARCH 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20 MARCH 2008 – 25 MARCH 2008
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
J R Kirby	886,797				Registered holder
	1,000		20-Mar-08	$2.41	On-market purchase
	1,000		25-Mar-08	$2.41	On-market purchase
	1,000		25-Mar-08	$2.40	On-market purchase
		889,797			
Total Direct Interest		**889,797**			
INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	79,537,500	79,537,500			Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding
Total Indirect Interest		**79,537,500**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: JOHN ROSS KIRBY
Name of Company: VILLAGE ROAD~ 'OW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change In Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **AUSTEREO GP ¯'P LIMITED**
Name and Type of Security: **ORDINARY SHArES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	181,093,856	181,093,856			The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
Total Indirect Interest		181,093,856			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: JOHN ROSS KIRBY
Name of Company: VILLAGE ROADSHOW CORPORATION PTY LTD
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,561	4,497,561			Director and shareholder of Positive Investments Pty Ltd
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		**6,878,956**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL	0	**0**			

Name of Director: JOHN ROSS KIRBY
Name of Company: VILLAGE ROADSHOW CORPORATION PTY LTD
Name and Type of Security: PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**VILLAGE ROADSHOW LIMITED**
ABN	**43 010 672 054**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBERT GEORGE KIRBY
Date of last notice	20 MARCH 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20 MARCH 2008 - 25 MARCH 2008
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROAI IOW LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
R G Kirby	695,666				Registered holder
	1,000		20-Mar-08	$2.41	On-market purchase
	1,000		25-Mar-08	$2.41	On-market purchase
	1,000		25-Mar-08	$2.40	On-market purchase
		698,666			
Total Direct Interest		**698,666**			
INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	79,537,500	79,537,500			Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding
Total Indirect Interest		**79,537,500**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROADSI V LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: ROBERT GEORGE KIRBY
Name of Company: AUSTEREO GROUP LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	181,093,856	181,093,856			The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
Total Indirect Interest		181,093,856			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROADSI V CORPORATION PTY LTD
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,561	4,497,561			Director and shareholder of Positive Investments Pty Ltd
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		6,878,956			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROADSHO' ORPORATION PTY LTD
Name and Type of Security: PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change In Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change In Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM WILLIAM BURKE
Date of last notice	20 MARCH 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20 MARCH 2008 – 25 MARCH 2008
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROAL IOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
G W Burke	757,068				Registered holder
	1,000		20-Mar-08	$2.41	On-market purchase
	1,000		25-Mar-08	$2.41	On-market purchase
	1,000		25-Mar-08	$2.40	On-market purchase
		760,068			
Total Direct Interest		**760,068**			
INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	79,537,500				Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding
Total Indirect Interest		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROAD IOW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **AUSTEREO GR P LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	181,093,856	181,093,856			The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
Total Indirect Interest		**181,093,856**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROAD 'OW CORPORATION PTY LTD**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,561	4,497,561			Director and shareholder of Positive Investments Pty Ltd
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		6,878,956			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROAI IOW CORPORATION PTY LTD
Name and Type of Security: PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

SEC Mail
Mail Processing
Section
APR 21 2008
Washington, DC
106

28 March 2008

Company Announcements Office
Australian Securities Exchange Limited

Buy-out offer for options in Sydney Attractions Group Limited

Attached is a copy of a letter and ASIC Form 6023, together with an independent expert's report dated 26 March 2008, that is being dispatched today to option holders of Sydney Attractions Group Limited.

The ASIC Form 6023 was lodged with the ASIC earlier today.

Yours faithfully

Shaun Driscoll
Company Secretary
Village Roadshow Limited

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

28 March 2008

Dear SAQ Option Holder

Buy-out offer for your options in Sydney Attractions Group Limited (SAQ)

As you may be aware, at the conclusion of its takeover bid for SAQ, Village Roadshow Limited (**VRL**) had a relevant interest in more than 90% of the shares of SAQ.

Accordingly, VRL is required, under section 633A of the *Corporations Act 2001*, to offer to purchase your options, being securities that are convertible into SAQ ordinary shares.

Please find enclosed with this letter:

- a copy of ASIC Form 6023 containing the terms on which VRL is offering to acquire your options, details of the buy-out procedure and the steps that you should take if you wish to accept VRL's offer; and
- an independent expert's report, prepared by BDO Kendalls, in relation to VRL's offer to purchase your securities.

Yours faithfully

Shaun Driscoll
Company Secretary

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

ASIC registered agent number	3772
lodging party or agent name	Minter Ellison
office, level, building name or PO Box no	Rialto Towers
street number & name	525 Collins Street
suburb/city	Melbourne state/territory VIC postcode 3000
telephone	(03) 8608 2000
facsimile	(03) 8608 1000
DX number	suburb/city
Ref	BFO 30-534515

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC ☐

Australian Securities & Investments Commission

form **6023**

Corporations Act 2001
663B(1)(a)

Notice of
right of buy out to holders of convertible securities following a takeover bid

To ______________________________ (1)

Securities of Sydney Attractions Group Limited ABN 92 008 632 764 (2) ("the Company")

1. Under an Off Market Bid offers were made by Village Roadshow Limited ABN 43 010 672 054 (3) in respect of the acquisition of ordinary shares (4) in the Company.

2. You are the holder of securities that are convertible into securities in the bid class.

3. The bidder hereby gives you notice under subsection 663B(1) of the Corporations Act 2001 ("the Act") that the bidder and their associates have relevant interests in at least 90% of the securities (by number) in the bid class.

4. Under subsection 663C(1) of the Act, within one month after this notice is given, you, (or anyone who acquires the securities after the day on which this notice is given) as the holder of securities that are convertible into bid class securities, may give the bidder a notice requiring the bidder to acquire your convertible securities.

5. If you serve a notice on the bidder under subsection 663C(1), the acquisition will be effected on such terms as are agreed, or as are ordered by the Court on your application.

6. The details of the consideration for which, and the other terms on which the bidder is now prepared to acquire the convertible securities are Payment of the consideration set out in the schedule below, paid to you within 28 days of the bidder receiving a duly executed transfer form and all certificates relating to your securities. (5).

Signature

print name Shaun Driscoll capacity Secretary

sign here date 28/03/2008

DIRECTIONS

- * Delete whichever does not apply.
- (1) Name and address of holder.
- (2) Name of target company.
- (3) Name of the bidder.
- (4) Insert description of class of securities to which the bid related.
- (5) Insert the consideration and other terms on which the holder may be bought out.

SCHEDULE – terms of acquisition of your convertible securities – refer Annexure A

ANNEXURE A

This is Annexure A of 17 pages referred to in ASIC Form 6023 "Notice of right of buy out to holders of convertible securities following a takeover bid" of Village Roadshow Limited ABN 43 010 672 054, signed by me and dated 28 March 2008.

Shaun Driscoll
Secretary

[*Name of option holder*] (Recipient)	**Number**	**Consideration (per security)**	**Total consideration**
Tranche A	**#**	**$0.69**	**$#**
Tranche B	**#**	**$0.77**	**$#**
Tranche C	**#**	**$0.60**	**$#**
TOTAL	**#**		**$#**

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

FINANCIAL SERVICES GUIDE

AND

INDEPENDENT EXPERT'S REPORT

VILLAGE ROADSHOW LIMITED

COMPULSORY BUY OUT OFFER FOR SYDNEY ATTRACTIONS GROUP LIMITED OPTIONS

26 MARCH 2008

BDO

BDO Kendalls

BDO Kendalls

BDO Kendalls Corporate Finance (WA) Pty Ltd
Level 8, 256 St Georges Terrace Perth WA 6000
PO Box 7426 Cloisters Square Perth WA 6850
Phone 61 9360 4200
Fax 61 9481 2524

bdo@bdo.com.au
www.bdo.com.au

ABN 27 124 031 045
AFS Licence No. 316158

Financial Services Guide

26 March 2008

BDO Kendalls Corporate Finance (WA) Pty Ltd ABN 27 124 031 045 ("**BDO Kendalls**" or "**we**" or "**us**" or "**ours**" as appropriate) has been engaged by Village Roadshow Limited ("**Village Roadshow**") to provide an independent expert's report on the proposal to compulsorily acquire all of the existing options over ordinary shares in Sydney Attractions Group Limited ("**Sydney Attractions**"). You will be provided with a copy of our report as a retail client because you are an optionholder of Sydney Attractions.

Financial Services Guide

In the above circumstances we are required to issue to you, as a retail client, a Financial Services Guide ("**FSG**"). This FSG is designed to help retail clients make a decision as to their use of the general financial product advice and to ensure that we comply with our obligations as financial services licensees.

This FSG includes information about:

- Who we are and how we can be contacted;
- The services we are authorised to provide under our **Australian Financial Services Licence, Licence No. 316158;**
- Remuneration that we and/or our staff and any associates receive in connection with the general financial product advice;
- Any relevant associations or relationships we have; and
- Our internal and external complaints handling procedures and how you may access them.

Information about us

BDO Kendalls Corporate Finance (WA) Pty Ltd is a member firm of the BDO Kendalls network in Australia, a national association of separate partnerships and entities. The financial product advice in our report is provided by BDO Kendalls Corporate Finance (WA) Pty Ltd and not by BDO Kendalls or its related entities. BDO Kendalls and its related entities provide services primarily in the areas of audit, tax, consulting and financial advisory services.

We do not have any formal associations or relationships with any entities that are issuers of financial products. However, you should note that we and BDO Kendalls (and its related entities) might from time to time provide professional services to financial product issuers in the ordinary course of business.

Financial services we are licensed to provide

We hold an Australian Financial Services Licence that authorises us to provide general financial product advice for securities to retail and wholesale clients.

When we provide the authorised financial services we are engaged to provide expert reports in connection with the financial product of another person. Our reports indicate who has engaged us and the nature of the report we have been engaged to provide. When we provide the authorised services we are not acting for you.

General Financial Product Advice

We only provide general financial product advice, not personal financial product advice. Our report does not take into account your personal objectives, financial situation or needs.

You should consider the appropriateness of this general advice having regard to your own objectives, financial situation and needs before you act on the advice

BDO

BDO Kendalls

Financial Services Guide

Fees, Commissions and Other Benefits that we may receive

We charge fees for providing reports, including this report. These fees are negotiated and agreed with the person who engages us to provide the report. Fees are agreed on an hourly basis or as a fixed amount depending on the terms of the agreement. The fee for this engagement is approximately $8,000.

Except for the fees referred to above, neither BDO Kendalls, nor any of its directors, employees or related entities, receive any pecuniary benefit or other benefit, directly or indirectly, for or in connection with the provision of the report.

Other Engagements

During June and July 2007 a member of staff from the tax division of BDO Kendalls South Australia was on secondment to Village Roadshow. BDO Kendalls South Australia is a separate legal entity from BDO Kendalls Corporate Finance (WA) Pty Ltd. BDO Kendalls Corporate Finance (WA) Pty Ltd and its directors and shareholders have no financial interest in BDO Kendalls South Australia.

Remuneration or other benefits received by our employees

All our employees receive a salary. Our employees are eligible for bonuses based on overall productivity but not directly in connection with any engagement for the provision of a report.

We have received a fee from Village Roadshow for our professional services in providing this report. That fee is not linked in any way with our opinion as expressed in this report.

Referrals

We do not pay commissions or provide any other benefits to any person for referring customers to us in connection with the reports that we are licensed to provide.

Complaints resolution

Internal complaints resolution process

As the holder of an Australian Financial Services Licence, we are required to have a system for handling complaints from persons to whom we provide financial product advice. All complaints must be in writing addressed to The Complaints Officer, BDO Kendalls Corporate Finance (WA) Pty Ltd, PO Box 7426 Cloisters Square, Perth WA 6850.

When we receive a written complaint we will record the complaint, acknowledge receipt of the complaint within 15 days and investigate the issues raised. As soon as practical, and not more than **45 days** after receiving the written complaint, we will advise the complainant in writing of our determination.

Referral to External Dispute Resolution Scheme

A complainant not satisfied with the outcome of the above process, or our determination, has the right to refer the matter to the Financial Industry Complaints Service Limited ("**FICS**"). FICS is an independent company that has been established to provide free advice and assistance to consumers to help in resolving complaints relating to the financial service industry. FICS will be able to advise you as to whether or not they can be of assistance in this matter. Our FICS Membership Number is F-5066.

Further details about FICS are available at the FICS website www.fics.asn.au or by contacting them directly via the details set out below.

Financial Industry Complaints Services Limited
PO Box 579
Collins Street West
Melbourne VIC 8007
Toll free: 1300 780 808
Facsimile: (03) 9621 2291
Email: fics@fics.asn.au

Contact details

You may contact us using the details set out at the top of our letterhead on page 1 of this FSG.

VILLAGE ROADSHOW LIMITED

INDEPENDENT EXPERT'S REPORT

TABLE OF CONTENTS

BDO Kendalls

BDO Kendalls Corporate Finance (WA) Pty Ltd
Level 8, 256 St George's Tce
Perth WA 6000
PO Box 7426 Cloisters Square WA 6850
Phone 61 8 9360 4200
Fax 61 8 9481 2524
cf.perth@bdo.com.au
www.bdo.com.au

ABN 27 124 031 045
AFS License No 316158.

26 March 2008

The Directors
Village Roadshow Limited
Level 1, 500 Chapel Street
South Yarra VIC 3141

Dear Sirs,

INDEPENDENT EXPERT'S REPORT – SYDNEY ATTRACTIONS GROUP LIMITED

1. INTRODUCTION

BDO Kendalls Corporate Finance (WA) Pty Ltd ("**BDO Kendalls**") has been engaged by Village Roadshow Limited ("**Village Roadshow**") to prepare an Independent Expert's Report ("**our Report**") to express an opinion as to the fair value of the options on issue over ordinary shares in Sydney Attractions Group Limited ("**Sydney Attractions**").

Our Report is prepared so as to comply with section 667A of the Corporations Act 2001 ("**the Act**") in respect of a mandatory buy out offer of options pursuant to section 663A of the Act.

The primary purpose of our Report is to state whether, in our opinion, the offer set out in the buy out notice gives a fair value for the options concerned, including our reasons for forming that opinion. Our Report is to be provided to Optionholders accompanying a bidder's notice prepared by Village Roadshow.

2. SUMMARY AND OPINION

We have considered the terms of the proposed terms set out in the buy-out notice give a fair value for the options.

In Section 8 we determined that the Offer consideration compares to the value of Sydney Attractions Options, as detailed hereunder.

		Value per Option		Buy Out Offer Price
	Ref	Low	High	
		$	$	$
Value per option Tranche A	8.4	0.63	0.71	0.69
Value per option Tranche B	8.4	0.67	0.83	0.77
Value per option Tranche C	8.4	0.49	0.62	0.60

The above pricing indicates that the proposed terms set out in the buy-out notice give a fair value for the options.

3. REPORT REQUIREMENTS

3.1 Under s663A(1) of the Act Village Roadshow, having gained more than 90% of the ordinary shares of Sydney Attractions, must make an offer to convertible security holders to acquire their securities.

3.2 Section 663B sets out that an Independent Expert's report prepared in accordance with section 667A must accompany the notice prepared by the bidder to acquire the convertible securities.

4. BASIS OF EVALUATION S667A AND S667B

4.1 Regulatory Guidance

In determining whether the Offer is fair and reasonable, we have had regard to the views expressed by the ASIC in Regulatory Guide 111: "Content of Expert Reports" which sets out;

Chapter 6A prescribes the steps an expert must take in reaching an opinion for compulsory acquisitions and buy-outs.

Section 667A(1) requires an expert to:

(a) provide an opinion on whether the proposed terms in the buy-out or acquisition notice give a 'fair value' for the securities; and

(b) set out the reasons for its opinion.

To determine what is 'fair value', s667C requires that an expert:

(a) first assess the value of the entity as a whole;

(b) then allocate that value among the classes of issued securities in the company (taking into account the relative financial risk and the voting and distribution rights of the classes); and

(c) then allocate the value of each class pro rata among the securities in that class (without allowing any premium or applying a discount for particular securities or interest in that class).

In determining the fair value for securities, an expert must also take into account the prices paid for securities in that class in the previous six months: s667C(2).

4.2 Adopted Basis of Evaluation

Although the Act prescribes the steps to be followed in valuing securities to be acquired, it does not define the term 'fair value'. Having regard to the Act, Regulatory Guide 111 and case law, BDO Kendalls has defined fair value for Optionholders for the purpose of this report to be if the cash consideration for the options proposed in the mandatory buy out notice is equal to or greater than the value of the options to be acquired.

In arriving at the value of the options to be acquired we have considered what the value of those options would have been on the hypothetical basis that the takeover had not taken place. Other than setting a value for the underlying ordinary shares in Sydney Attractions we have performed our valuation as if the terms of the options are unaffected by the takeover.

5. PROFILE OF SYDNEY ATTRACTIONS

5.1 History

Sydney Aquarium opened in 1988 and became a publically listed company in 1993.

In 1999 the Sydney Aquarium purchased Oceanworld Manly, a smaller aquarium on the Esplanade in Manly. In July 2004, Sydney Aquarium purchased both Sydney Tower & OzTrek, and received approval to begin construction of Sydney Wildlife World which was completed in 2006.

Skywalk opened on Sydney Tower in October 2005, and in November 2005 Sydney Aquarium Group was renamed Sydney Attractions Group to reflect the new nature of the group and its associated businesses.

The largest component of the business is Sydney Aquarium which contains 50 tanks, underwater viewing facilities, crocodile pools, a marine mammal sanctuary and micro-aquariums.

5.2 Capital Structure

As at 26 March 2008 Sydney Attractions had on issue 22,217,259 fully paid ordinary shares and 355,000 options. The terms of the options on issue are summarised below:

Tranche	Number	Exercise Price	Expiry Date
A	83,000	$6.25	13 January 2010
B	159,000	$6.75	13 January 2010
C	113,000	$7.25	13 January 2010

All of the options were subject to vesting conditions upon issue and all options have now fully vested.

6. VALUATION METHODOLOGIES

6.1 Methodologies commonly used for valuing assets and businesses are as follows:

6.1.1 Capitalisation of future maintainable earnings ("FME")

This method places a value on the business by estimating the likely FME, capitalised at an appropriate rate which reflects business outlook, business risk, investor expectations, future growth prospects and other entity specific factors. This approach relies on the availability and analysis of comparable market data.

The FME approach is the most commonly applied valuation technique and is particularly applicable to profitable businesses with relatively steady growth histories and forecasts, regular capital expenditure requirements and non-finite lives.

The FME used in the valuation can be based on net profit after tax or alternatives to this such as earnings before interest and tax (**"EBIT"**) or earnings before interest, tax, depreciation and amortisation (**"EBITDA"**). The capitalisation rate or "earnings multiple" is adjusted to reflect which base is being used for FME.

6.1.2 Discounted future cash flows ("DCF")

The DCF methodology is based on the generally accepted theory that the value of an asset or business depends on its future net cash flows, discounted to their present value at an appropriate discount rate (often called the weighted average cost of capital). This discount rate represents an opportunity cost of capital reflecting the expected rate of return which investors can obtain from investments having equivalent risks.

A terminal value for the asset or business is calculated at the end of the future cash flow period and this is also discounted to its present value using the appropriate discount rate.

DCF valuations are particularly applicable to businesses with limited lives, experiencing growth, that are in a start up phase, or experience irregular cash flows.

6.1.3 Net tangible asset value on a going concern basis ("NTA")

Asset based methods estimate the market value of an entity's securities based on the realisable value of its identifiable net assets. Asset based methods include:

- Orderly realisation of assets method
- Liquidation of assets method
- Net assets on a going concern method

The orderly realisation of assets method estimates fair market value by determining the amount that would be distributed to entity holders, after payment of all liabilities including realisation costs and taxation charges that arise, assuming the entity is wound up in an orderly manner.

The liquidation method is similar to the orderly realisation of assets method except the liquidation method assumes the assets are sold in a shorter time frame. Since wind up or liquidation of the entity may not be contemplated, these methods in their strictest form may not be appropriate. The net assets on a going concern method estimates the market values of the net assets of an entity but does not take into account any realisation costs.

Net assets on a going concern basis are usually appropriate where the majority of assets consist of cash, passive investments or projects with a limited life. All assets and liabilities of the entity are valued at market value under this alternative and this combined market value forms the basis for the entity's valuation.

These asset based methods ignore the possibility that the entity's value could exceed the realisable value of its assets as they do not recognise the value of intangible assets such as management, intellectual property and goodwill. Asset based methods are appropriate when entities are not profitable, a significant proportion of the entity's assets are liquid or for asset holding companies.

6.1.4 Quoted Market Price Basis

Another alternative valuation approach that can be used in conjunction with (or as a replacement for) any of the above methods is the quoted market price of listed securities. Where there is a ready market for securities such as the ASX, through which shares are traded, recent prices at which shares are bought and sold can be taken as the market value per share. Such market value includes all factors and influences that impact upon the ASX. The use of ASX pricing is more relevant where a security displays regular high volume trading, creating a "deep" market in that security.

6.2. Valuation Approach Adopted

We have considered each valuation methodology above and in our opinion the most appropriate methodology to use to value Sydney Attractions at the date of this report is the Quoted Market Price Basis.

7. VALUATION OF SYDNEY ATTRACTIONS

7.1. Share Price History

On 19 January 2006 Village Roadshow became a substantial holder of Sydney Attractions, acquiring a 14.93% stake.

On 13 July 2007 Village Roadshow announced that it had increased its interests in Sydney Attractions to 19.96%.

On 5 September 2007 Village Roadshow announced its cash offer of $6.01 per share cum dividend to acquire all of the outstanding shares in Sydney Attractions it did not currently own.

On 11 September 2007 the Board of Sydney Attractions recommended that shareholders reject the takeover offer made by Village Roadshow.

On 31 October 2007 Village Roadshow increased its bid price to $6.50 per share cum dividend on the condition that Village Roadshow acquired at least 35% of all the issued shares in Sydney Attractions.

On 23 November 2007 Village Roadshow declared its bid unconditional.

On 19 February 2008 Village Roadshow announced its interest in Sydney Attractions under the takeover offer was 91.74% and it would proceed to compulsorily acquire all remaining shares in SAQ.

On 5 March 2008 Village Roadshow announced that at the close of the takeover bid on 29 February 2008, its interest in Sydney Attractions was 98.5%.

A summary of the share trading over the 12 month period to 5 September 2007, the date the Village Roadshow bid was announced, is shown below:


2,500,000
2,000,000
1,500,000
1,000,000
500,000
Volume
6.20
6.00
5.80
5.60
5.40
5.20
5.00
4.80
4.60
4.40
Share Price (c)
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Total monthly volume traded on-market
Weighted average on-market monthly share price

Source: Bloomberg

7.2.1. Period from 1 September 2006 to 31 August 2007

The volume weighted average share price ("VWAP") based on daily volumes at daily closing prices during the period 1 September 2006 to 31 August 2007 (the last trading day prior to Village Roadshow's announcement of the takeover) was $5.54 based on a volume of 8,440,567 shares.

The 30 day VWAP to 31 August 2007 was $5.76 based on a volume of 1,242,850 shares, the 60 day VWAP was $5.89 based on a volume of 2,927,276 shares, and the 90 day VWAP was $5.82 based on a volume of 3,905,444 shares.

On 6 February 2007 Perpetual Limited sold a large quantity of shares and ceased to be a substantial holder of Sydney Attractions shares, causing the share price to fall. Commonwealth Bank of Australia and Investors Mutual Limited purchased substantial quantities of shares on 8 February 2007 resulting in the high total monthly volume traded during February 2007. This type of trading is typical of institutional investors reorganising their portfolio investments.

7.2.2 Period from 5 September 2007 to 29 February 2008

The VWAP for the 6 month period from 5 September 2007 (the date of the announcement of the initial cash offer) to 29 February 2008 (the close date of the bid) was $6.36 based on a volume of 11,037,990 shares.

The 30 day VWAP to 29 February 2008 was $6.36 based on a volume of 8,150,457 shares, the 60 day VWAP was $6.37 based on a volume of 8,483,742 shares, and the 90 day VWAP was $6.38 based on a volume of 9,872,515 shares.

After the bid was announced on 5 September 2007 shares continued to trade above the offer price of $6.01 as investors speculated that the bid price would rise or counter bid would be made. After 31 October 2007 when the bid price increased to $6.50 cum dividend, shares continued to trade around the bid price as some investors sought to sell their shares prior to the completion of the takeover. After 6 February 2008 the ex-dividend bid price was $6.35.

Approximately 12.5 million of the shares acquired by Village Roadshow (representing approximately 56% of Sydney Attraction's issued ordinary shares) were acquired by Village Roadshow during this period and at this price.

7.2.3 Period from 1 March 2008 to present

As at 29 February 2008 Village Roadshow had acquired a 98.5% interest in Sydney Attractions. On 10 March 2008 Sydney Attractions announced its shares would be suspended from trading as of 14 March 2008 following the receipt of a compulsory acquisition notice from Village Roadshow. To date its shares are still suspended from trading.

7.3. Valuation Conclusion

We have concluded that the fair market value for Sydney Attractions shares is $6.35 per share. Village Roadshow acquired approximately 12.5 million shares representing approximately 56% of Sydney Aquarium's issued shares were acquired at $6.35 per share. From 1 February 2008 all shares acquired on market and from 7 February 2008 all acceptances for shares received under the takeover were acquired at $6.35 per share.

We do not consider that this price contains any 'special value' as the price is below the range of values attributed to the company contained in the Target Statement dated 8 October 2007.

8. VALUATION OF SYDNEY ATTRACTIONS OPTIONS

8.1. Valuation Approach

In determining a value for the options we will utilise the Black Scholes method.

In accordance with ASIC Regulatory Guides, unlisted options should be valued using an option pricing model that takes into account all of the following factors:-

- Exercise price of the option
- Life of the option
- Current share price
- Expected volatility of the share price
- Expected dividends; and
- Risk-free interest rate

The Black Scholes option pricing model takes these factors into consideration where appropriate and as such we have determined that this is the most appropriate methodology to utilise in performing this valuation.

8.2. Black Scholes Option Valuation

The Black Scholes option valuation methodology calculates the expected benefit from acquiring the shares outright less the present value of paying the exercise price for the options on date of expiration. This model is considered robust and sufficiently accurate as an option pricing tool where options are not expected to be exercised until the end of the option's life. The model uses historical share price volatility measures and therefore may not approximate actual share price behaviours in the future.

The Black Scholes methodology assumes that the option is a European option, which is only exercisable at the date of expiry.

The Black Scholes method is generally inappropriate to use in the valuation of options that have barrier conditions on exercise.

8.3. Volatility

The volatility of a Company's share price is a measure of how much its share price has changed over time and is determined using its historical share price. For the purposes of our valuation, the amount of share price data we use in calculating the volatility is reflective of the life of the options. For securities which have been listed for less than 12 months or are traded thinly, we use a selection of comparable companies in calculating volatility. Many techniques can be applied in determining volatility, with a summary of the methods we use below:

- The square root of the mean of the squared deviations of closing prices from a sample. This can be calculated using a combination of the opening, high, low, and closing share prices each day the underlying security trades for all days in the sample time period chosen;
- The exponential weighted moving average model adopts the closing share price of the Company in a give time period. The model estimates a smoothing constant using the maximum likelihood method, which estimates volatility assuming that volatility is not a constant measure and is predicted to change in the future; and
- The generalised autoregressive conditional heteroscedasticity model. This model takes into account periods of time where volatility may be higher than normal and/or lower than normal, as well as the tendency for the volatility to run at its long run average level after such periods of abnormality. The model will calculate the rate at which this is likely to occur from the sample of prices thereby enabling estimates of future volatility by time to be made.

In arriving at the volatility to apply here we have considered each of the above volatility measurement methods and have considered the historical volatility for the year from 1 September 2006 to 31 August 2007, being the year immediately preceding the announcement of the takeover bid by Village Roadshow.

8.4. Black Scholes valuation of share options

The following table incorporates the assumptions used in determining values for the options to be valued, and the results of the valuation methodologies employed.

Item	Note	Tranche A	Tranche B	Tranche C
Underlying Security value	1	$6.35	$6.35	$6.35
Exercise price		$6.25	$6.75	$7.25
Dividend rate (Low/High Range)	2	0% to 2.3%	0% to 2.3%	0% to 2.3%
Standard deviation of returns (annualised)	3	20%	20%	20%
Risk free rate	4	6.15%	6.15%	6.15%
Valuation date	5	26 March 2008	26 March 2008	26 March 2008
Expiration date		13 January 2010	13 January 2010	13 January 2010
Effective Life (years)	6	0.9	1.8	1.8
Value per option - High	7	$0.71	$0.83	$0.62
Value per option - Low	7	$0.63	$0.67	$0.49

Note 1 The underlying security value used for the purposes of this valuation is based on the value derived in section 7.3.

Note 2 For the purposes of this valuation we have assumed a range of dividends of annual dividends of 0 cents to 15 cents per share based on historical dividend payments. This is based on the hypothetical basis that the takeover had not occurred and the operations of the company would have been unaffected.

Note 3 See section 9.3 for detailed background on the calculation of volatility.

Note 4 The risk free rate is the Commonwealth Government securities rate with a maturity date approximating that of the expiration period of the options. (Source: Reserve Bank of Australia)

Note 5 The valuation date is the date of this report.

Note 6 The expiration period is the remaining life of the option, being the difference between the valuation date and the expiration date in years. We have assumed that the effective life of the Tranche A options is half of the period to expiration. In determining the expiration period we have considered what will be the expected effective life of the options. Specifically:

- There is a very limited track record of options being exercised early;
- Only the Tranche A options are 'in the money' based on our assessed value of the underlying securities. The other tranches are out of the money and therefore unlikely to be exercised early;
- The options are held by current or former senior employees and experience indicates that higher-level employees tend to exercise options later than lower-level employees; and
- The volatility of the underlying shares is low and on average employees might tend to exercise options on highly volatile shares earlier than those with a lower volatility.

9. IS THE OFFER FAIR?

In section 8 we assessed the value of each tranche of options. The following is a summary of our assessed value of the options compared with the buy out offer by Village Roadshow:

		Value per Option		Buy Out Offer Price
	Ref	Low	High	
		$	$	$
Value per option Tranche A	8.4	0.63	0.71	0.69
Value per option Tranche B	8.4	0.67	0.83	0.77
Value per option Tranche C	8.4	0.49	0.62	0.60

In our opinion the proposed terms set out in the buy-out notice give a fair value for the options.

10. SOURCES OF INFORMATION

This report has been based on the following information:

- Draft Bidder's Notice on or about the date of this report;
- Audited financial statements of Sydney Attractions for the year ended 30 June 2007.

- The Target statement of Sydney Attractions Group Limited issued 8 October 2007;
- The Bidder's Statement issued by Village Roadshow dated 11 September 2007;
- The Sydney Aquarium Share Option Plan Rules and Invitation Document;
- Bloomberg Data Service; and
- Information in the public domain

11. INDEPENDENCE

BDO Kendalls Corporate Finance (WA) Pty Ltd is entitled to receive a fee of approximately $8,000 (excluding GST and reimbursement of out of pocket expenses). Except for this fee, BDO Kendalls Corporate Finance (WA) Pty Ltd has not received and will not receive any pecuniary or other benefit whether direct or indirect in connection with the preparation of this report.

BDO Kendalls Corporate Finance (WA) Pty Ltd has been indemnified by Village Roadshow in respect of any claim arising from BDO Kendalls Corporate Finance (WA) Pty Ltd's reliance on information provided by Village Roadshow, including the non provision of material information, in relation to the preparation of this report.

Prior to accepting this engagement BDO Kendalls Corporate Finance (WA) Pty Ltd considered its independence with respect to Village Roadshow and Sydney Attractions and any of their respective associates with reference to ASIC Regulatory Guide 112 "Independence of Experts". In BDO Kendalls Corporate Finance (WA) Pty Ltd's opinion it is independent of Village Roadshow and Sydney Attractions and their respective associates.

A draft of this report was provided to Village Roadshow and its advisors for confirmation of the factual accuracy of its contents. No significant changes were made to this report as a result of this review.

12. QUALIFICATIONS

BDO Kendalls Corporate Finance (WA) Pty Ltd has extensive experience in the provision of corporate finance advice, particularly in respect of takeovers, mergers and acquisitions.

BDO Kendalls Corporate Finance (WA) Pty Ltd holds an Australian Financial Services Licence issued by the Australian Securities and Investment Commission for giving expert reports pursuant to the Listing rules of the ASX and the Corporations Act.

The persons specifically involved in preparing and reviewing this report were Sherif Andrawes, Matt Giles and Adam Myers of BDO Kendalls Corporate Finance (WA) Pty Ltd. They have significant experience in the preparation of independent expert reports, valuations and mergers and acquisitions advice across a wide range of industries in Australia.

Sherif Andrawes is a Fellow of the Institute of Chartered Accountants in England & Wales, a Member of the Institute of Chartered Accountants in Australia and a registered company auditor. He has over twenty years experience working in the audit and corporate finance fields with BDO Kendalls and its predecessor firms in London and Perth. He has been responsible for over 70 public company independent expert's reports under the Corporations Act or ASX Listing Rules. These experts' reports cover a wide range of industries in Australia.

Matt Giles is a Fellow of the Chartered Association of Certified Accountants in England & Wales and an associate member of the Australian Institute of Chartered Accountants. Matt's career spans 20 years in the Audit and Assurance and corporate finance areas. He has significant experience in the valuation of entities across a large range of industry sectors.

Adam Myers is a member of the Institute of Chartered Accountants in Australia. Adam has over 8 years experience in the corporate finance area. Adam is currently a senior manager in the corporate finance division of BDO Kendalls and during that time has prepared many valuations in the context of Independent Expert Reports and also for non-public purposes.

13. DISCLAIMERS AND CONSENTS

This report has been prepared at the request of Village Roadshow to comply with the requirements of section 667A of the Act. Village Roadshow engaged BDO Kendalls Corporate Finance (WA) Pty Ltd to prepare an independent expert's report to consider whether the terms of the buy-out offer gives a fair value for the outstanding options over ordinary shares in Sydney Attractions.

BDO Kendalls Corporate Finance (WA) Pty Ltd hereby consents to this report accompanying the bidder's notice. Apart from such use, neither the whole nor any part of this report, nor any reference thereto may be included in or with, or attached to any document, circular resolution, statement or letter without the prior written consent of BDO Kendalls Corporate Finance (WA) Pty Ltd.

BDO Kendalls Corporate Finance (WA) Pty Ltd takes no responsibility for the contents of the bid notice other than this report.

BDO Kendalls Corporate Finance (WA) Pty Ltd has not independently verified the information and explanations supplied to us, nor has it conducted anything in the nature of an audit of Village Roadshow or Sydney Attractions. However, we have no reason to believe that any of the information or explanations so supplied are false or that material information has been withheld.

With respect to taxation implications it is recommended that individual optionholders obtain their own taxation advice, in respect of the offer, tailored to their own particular circumstances. Furthermore, the advice provided in this report does not constitute legal or taxation advice to the optionholders of Sydney Attractions, or any other party.

The statements and opinions included in this report are given in good faith and in the belief that they are not false, misleading or incomplete.

Yours faithfully
BDO KENDALLS CORPORATE FINANCE (WA) PTY LTD

Sherif Andrawes Director	**Matt Giles** Director

Appendix 1 – Glossary of Terms

Reference	Definition
The Act	The Corporations Act
ASIC	Australian Securities and Investments Commission
ASX	Australian Securities Exchange
BDO Kendalls	BDO Kendalls Corporate Finance (WA) Pty Ltd
DCF	Discounted Future Cash Flows
EBIT	Earnings before interest and tax
EBITDA	Earnings before interest, tax, depreciation and amortisation
FMD	Future Maintainable Dividends
FME	Future Maintainable Earnings
NTA	Net Tangible Assets
The Offer	The proposed bid for the outstanding options as set out in the accompanying bidder's notice
Optionholders	Optionholders of Sydney Attractions
Our Report	This Independent Expert's Report prepared by BDO Kendalls
Sydney Attractions	Sydney Attractions Group Limited
Village Roadshow	Village Roadshow Limited
VWAP	Variable Weighted Average Price

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW
GROWING THE VISION

Outline

1. Introduction
2. Five Businesses
   1. **Theme Parks**
   2. **Cinema Exhibition**
   3. **Film Distribution**
   4. **Film Production**
   5. **Radio**
3. Financials
4. Growth
5. Summary


01
INTRODUCTION

Show and Entertainment

Sell Tickets to Shows

- Theme Parks
- Cinemas
- Movies
- Radio - put on shows and sell advertising space

Economically Robust in difficult economic conditions

- People may not buy a car or a house, but;
- They will continue to spend on Entertainment and leisure(The entertainment factor)
- The Escapism factor

VRL Group - 5 Businesses


VRL
ASX Listed
Theme Parks
100%
Movie World
Sea World
Wet'n'Wild
Sydney Attractions
Hawaii
Exhibition
50%
Singapore
100% Greece
Radio
52%
ASX Listed
Film Distribution
100%
DVD sell thru
TV/Pay TV
Film Production
41%
JV Warner Bros
Concord Music

VRL - BUILDER OF BUSINESSES

> We created Warner Bros Movie World from a derelict studio and 400 acres of land to become the corner stone of

- The leading theme park company in Australia

> Triple M was broken down radio network seized by the banks which we combined with 2Day and Fox to form

- The leading radio company in Australia

> From a zero start we went into film distribution and made Roadshow into:

- The leading theatrical and home entertainment distributor in Australia

VRL - BUILDER OF BUSINESSES

> We took a circuit of a few drive-ins and single screen cinemas and created:

- The leading new age cinema circuits in Australia, Singapore and Greece

> VRL took it's expertise in making low budget Australian film to become:

- The worlds leading independent production companies


02
THE FIVE BUSINESSES


THEME PARKS

Theme Parks

Five major gates on the Gold Coast:

- **Warner Bros Movie World**
- **Sea World**
- **Wet 'n' Wild**
- **Paradise Country**
- **Australian Outback Spectacular**
- **AND - Sea World Resort - Number 01 occupancy % on the Gold coast**

Theme Parks

Sydney Attractions Group:

- **Sydney Aquarium**
- **Sydney Wildlife World**
- **Sydney Tower and OZ Trek**
- **Sydney Skywalk**
- **Oceanworld Manly**
- **Shark Dive Xtreme**

Theme Parks

New Acquisitions:

- **Hawaii Water Park**
- **Auckland Aquarium**

New Developments:

- **Myfun.com.au**

Performance Summary



Theme Parks Results

AUD $Mill	Theme Parks		Sydney Attractions (1)	
	6mths Dec 07	Y/E June 07	6mths Dec 07	Y/E June 07
EBITDA	43.7	82.8	10.3	12.3
Depreciation & Amortisation	(12.1)	(22.9)	(3.0)	(6.5)
Interest	(11.1)	(20.0)	(2.5)	(4.2)
Profit Before Tax	20.5	39.9	4.8	1.6

(1) *Underlying numbers - SAQ consolidated from Feb 2008*

(2) *Hawaii acquisition will be effective May 2008, Auckland effective April 2008*


CINEMA EXHIBITION


PEOPLE WILL ALWAYS WANT TO GO OUT

Current Operations

Australia

- **533 Screens across 53 Sites**

Singapore

- **73 screens, 9 sites**

Greece

- **72 screens, 7 sites**

Czech Republic

- **22 screens, 2 sites**



Differentiation

Gold Class

- Is to movies what Armani is to suits and Mercedes is to cars
- $35 per ticket
- Luxury service and quality entertainment
- 'First class' cinema experience
- Wine and dine, restaurant quality
- Reclinable armchair comfort
- Intimate and exclusive

3D

- 22 Major films for delivery in next 18 months

Performance Summary

Cinema Exhibition Results

6 months ended 31 December AUD$mill	2007	2006	Y/E June 2007
Total Reported EBITDA	14.3	10.4	38.4
Depreciation & Amortisation	(9.6)	(9.9)	(20.4)
Interest	(0.5)	(1.4)	(4.7)
Profit Before Tax	4.2	(0.9)	13.3


FILM DISTRIBUTION

Distribution

Our franchises include:

- **Australia - No. 1 - We have strong, consolidated franchises**
  - Warner Bros
  - VRP
  - New Line
  - ABC/BBC
  - Weinstein
  - Independent - Incredible acquisitions

- **Greece and Singapore**
  - No. 1 in film distribution
  - Bringing to the market energy, focus and strength.

Performance Summary

VRL moved to 100% ownership of Roadshow on 15th August 2007

Film Distribution Results

6 months ended 31 December AUD$mill	2007	2006[(1)]	Y/E June 2007
Underlying EBITDA	32.7	26.8	43.1
Depreciation & Amortisation	(6.3)[(2)]	(0.5)	(1.6)
Interest	(0.4)	0.9	1.9
Profit Before Tax	**26.0**	**27.2**	**43.4**

Note: revaluation component of film library is being written off over 2.5 years



(1) 2006 and June 2007 represent 100% result, VRL owned 50% at that time

(2) Higher Depreciation & Amortisation due to re-valued film library on move to 100% ownership.


PRODUCTION
DIRECTOR
CAMERA
SCENE
FILM PRODUCTION

Film Production

What makes us different in a tough space:

- **Portfolio, portfolio, portfolio**
- **Choices of product**
- **Budgets**
- **Marketing**
- **Bank funding - US$1.4 billion**
- **Warner relationship**

Concord Merger

- **Cross promotion synergies**


HOLLYWOOD
PRODUCTION
DIRECTOR
CAMERA
DATE
SCENE
TAKE

Performance Summary

In February 2008 Film Production business merged with US music group(Concord) to form Village Roadshow Entertainment Group. VRL retains just over 40% of new VREG entity

Film Production Results

6 months ended 31 December AUD $mill	2007	2006
Reported EBITDA	47.4	44.0
Depreciation & Amortisation	(0.4)	(0.4)
Interest on film portfolio debt and P-note	(48.3)	(50.2)
Profit Before Tax	(1.3)	(6.6)

From February 2008 merger date VRL will equity account the results of VREG


RADIO

Radio

- **Australia's largest commercial radio audience:**
  Ratings
  - Sydney — No. 1 and No. 3 FM
  - Melbourne — No. 1 and No. 4 FM
  - Adelaide — No. 3 and No. 4 FM
  - Brisbane — No. 2 and No. 3 FM
  - Perth — No. 1 and No. 2 FM
  - Newcastle — No. 1 and No. 2 FM
  - Canberra — No. 1 and No. 2 FM
- **Continued growth in digital media operations**

Performance Summary

Austereo Results

6 months ended 31 December AUD $mill	2007	2006	Y/E June 2007
Reported EBITDA	52.4	47.9	88.0
Depreciation & Amortisation	(4.1)	(3.0)	(7.2)
Interest	(8.1)	(6.2)	(13.9)
Profit Before Tax	40.2	38.7	66.9
Tax	(12.4)	(11.9)	(20.5)
Net Profit After Tax	27.8	26.8	46.4
Dividend to VRL ($m)	9.4	8.9	16.3

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513


03
FINANCIALS

VRL Overview

Debt Profile *(A$ millions)*

	Dec 2007	June 2007
On Balance Sheet Debt		
Theme Parks	330.5	332.0
Film Production	n/a	1,041.6
Cinema Exhibition	85.9	92.5
Film Distribution (previously Off Balance Sheet)	50.0	n/a
Austereo	229.5	232.7
Corporate/Other	66.2	3.1
Total Debt on Balance Sheet	762.1	1,701.9
Cash On Hand	(80.6)	(169.7)
Net Debt on Balance Sheet	681.5	1,532.2
Off Balance Sheet Debt		
Distribution (June 2007 reflects 50% ownership)	n/a	25.0
Held for sale: Film Production 100%	1,065.6	n/a
Total Net Debt	1,747.1	1,557.2

VRL Comparative silos


EBITDA (June 07)
DEBT (Mar 08)
400
300
200
100
0
-100
A$82.8m
A$333m
A$30.7m
A$125m
A$38.4m
A$85m
A$88.0m
A$230m
A$-29.6m
A$86m
Theme Parks
Distribution
Cinema Exhibition
Radio
Corporate [1]

Note[1] Corporate represents head office costs, negative EBITDA is covered by cash contributions from operating divisions

Divisional Performance

Net Profit Before Tax by Division

6 months ended 31 December AUD $mill	2007	2006	Y/E June 2007
Theme Parks	20.5	23.2	39.9
Film Distribution	26.0	10.8	15.3
Cinema Exhibition	4.2	(0.9)	13.6
Austereo	40.2	38.7	66.9
Other	(18.7)	(14.3)	(31.2)
Total Net Profit Before Tax	72.2	57.5	104.5
Total Net Profit After Tax and Minority Interests	45.3	35.6	45.1

Note 1: Dec 2006 and June 2007 results for Film Distribution represent 50%, Dec 2007 is 100% ownership

Note 2: Net Profit after Tax and Minority Interests includes Film Production results which is excluded from Net Profit Before Tax analysis.


04
GROWTH

Growth

Gold Class USA

- **40 site roll out**
- **15 sites Board approved and underway**
- **Sept. and Oct. openings in Washington and South Barrington, Illinois**
- **Innovative funding model: Alabama superfund**
- **Partnership with Act 111**

Concord and VRP

- **Concord music, JV with Starbucks**
- **Economies of scale and synergies between movies and music**
- **Music sells movies, Movies sell music**

Theme Parks

- > Theme Parks are VRL's priority vehicle for growth
- > People always want to go out - destination points
- > Opposition proof
- > There is no competitive threat from new technology
- > You can't replicate on the internet the 'whoosh' of a ride or the experience of a day out

Theme Parks

> Hawaii

- 7.5mill tourists, 1.2 mill locals
- Capital investment and marketing will be major driver of earnings growth
- Compares to Wet'n'Wild three years ago

> Other major developments in the theme park space about to be announced

- 2 Years of hard work and saying 'no' a lot

Water Parks

- > Very attractive in the theme park space
- > The new millennium day at the beach
- > Where the boys are / where the girls are
- > Low Capital reinvestment
- > Multiple Visits




05
SUMMARY

Summary

- VRL has five great businesses
- We have EARNINGS and GROWTH
- The business is counter cyclic to tough economic conditions
- We have a program of growth based on our proven experience
- P/E multiples at historic lows
- Growth in EPS and Free cash flow

END